UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 1,250,000,000 SOFR Index-Linked Floating Rate Notes due February 23, 2027

Filed pursuant to Rule 3 of Regulation BW

Dated: February 22, 2024

The following information regarding the U.S. Dollar 1,250,000,000 SOFR Index-Linked Floating Rate Notes due February 23, 2027 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated September 24, 2021) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated October 2, 2023) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 1,250,000,000 SOFR Index-Linked Floating Rate Notes due February 23, 2027.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) payable quarterly in arrear on each February 23, May 23, August 23 and November 23, commencing May 23, 2024, and ending on February 23, 2027, shall be determined in accordance with the following formula:

The Rate of Interest for each Interest Period shall apply with effect from and including the first day of such Interest Period. The Rate of Interest for each Interest Period will, subject as provided below, be Compounded SOFR plus the Margin.

Subject to the Compounded SOFR Fallback Provisions below, for any Interest Period, “Compounded SOFR” will be calculated by the Calculation Agent on each Interest Determination Date as follows and the resulting percentage will be rounded, if necessary, to the fourth decimal place of a percentage point, 0.00005 being rounded upwards:

where:

“Interest Determination Date” means the date five U.S. Government Securities Business Days before each Specified Interest Payment Date.

“Margin” Plus 0.28 per cent. per annum.

“Observation Period” means, in respect of such Interest Period, the period from, and including, the date which is five U.S. Government Securities Business Days preceding the first date of such Interest Period to, but excluding, the date which is five U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, the Maturity Date).

“SOFR IndexStart” means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the first date of such Interest Period.

“SOFR IndexEnd” means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the Interest Payment Date relating to such Interest Period (or in the final Interest Period, the Maturity Date).

“dc” means the number of calendar days in the Observation Period relating to such Interest Period.

“SOFR Administrator” means the Federal Reserve Bank of New York (“NY Fed”) as administrator of the secured overnight financing rate (“SOFR”) (or a successor administrator of SOFR).

“SOFR Index” in relation to any U.S. Government Securities Business Day shall be the value published by the SOFR Administrator on its website (on or about 3:00 p.m. (New York Time) on such U.S. Government Securities Business Day (the “SOFR Index Determination Time”). Currently, the SOFR Administrator publishes the SOFR Index on its website at https://apps.newyorkfed.org/markets/autorates/sofr-avg-ind. In the event that the value originally published by the SOFR Administrator on or about 3:00 p.m. (New York Time) on any U.S. Government Securities Business Day is subsequently corrected and such corrected value is published by the SOFR Administrator on the original date of publication, then such corrected value, instead of the value that was originally published, shall be deemed the SOFR Index as of the SOFR Index Determination Time in relation to such U.S. Government Securities Business Day.

“U.S. Government Securities Business Day” means any day, except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

(c) Maturing February 23, 2027. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 21 of the Prospectus).

(f) Not Applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 6-11.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2. Distribution of Obligations

As of February 20, 2024, the Bank entered into a Terms Agreement with BMO Capital Markets Corp., The Bank of Nova Scotia, London Branch, Wells Fargo Securities, LLC, and CastleOak Securities, L.P (collectively, the “Managers”), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 1,250,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about February 23, 2024.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of September 24, 2021) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank

Per Unit: 100.00%	0.100%	99.900%
Total: USD 1,250,000,000	USD 1,250,000	USD 1,248,750,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A. Final Terms dated February 20, 2024.

B. Terms Agreement dated February 20, 2024.

EXECUTION VERSION

Final Terms dated February 20, 2024

International Bank for Reconstruction and Development

Issue of US$1,250,000,000 SOFR Index-Linked Floating Rate Notes due February 23, 2027

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated September 24, 2021. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See Term 29 below.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series number:	101931

	(ii) Tranche number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollar (“US$”)

4.	Aggregate Nominal Amount

5.	(i) Series:	US$1,250,000,000

	(ii) Tranche:	US$1,250,000,000

6.	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	US$1,248,750,000

7.	Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

8.	Issue Date:	February 23, 2024

9.	Maturity Date (Condition 6(a)):	February 23, 2027

10.	Interest basis (Condition 5):	Floating Rate (further particulars specified below)

11.	Redemption/Payment basis (Condition 6):	Redemption at par

12.	Change of interest or redemption/payment basis:	Not Applicable

13.	Call/Put Options (Condition 6):		Not Applicable

14.	Status of the Notes (Condition 3):		Unsecured and unsubordinated

15.	Listing:		Luxembourg Stock Exchange

16.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	Floating Rate Note Provisions (Condition 5(b)):		Applicable

	(i)	Interest Period(s):	As set out in Condition 5(l)

	(ii)	Specified Interest Payment Dates:	February 23, May 23, August 23 and November 23 in each year, from and including May 23, 2024, to and including the Maturity Date, in each case other than the Maturity Date subject to adjustment in accordance with the Business Day Convention specified below.

	(iii)	Interest Period Date(s):	Each Specified Interest Payment Date

	(iv)	Business Day Convention:	Following Business Day Convention

	(v)	Business Centre(s) (Condition 5(l):	New York

	(vi)	Manner in which the Rate(s) of Interest is/are to be determined:	As set out in Term 17(xiv) below

	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Global Agent

	(viii)	Screen Rate/Reference Bank Determination (Condition 5(b)(ii)(C)):	Not Applicable

	(ix)	ISDA Determination (Condition 5(b)(ii)(B)):	Not Applicable

	(x)	Margin(s):	Plus 0.28 per cent. per annum

	(xi)	Minimum Rate of Interest:	0.00 per cent. per annum

	(xii)	Maximum Rate of Interest:	Not Applicable

	(xiii)	Day Count Fraction (Condition 5(l)):	Actual/360

	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method	Notwithstanding Condition 5(b), the Rate of Interest for each relevant Interest Period shall be determined by the Calculation Agent on each Interest Determination Date in accordance with the following provisions. The Rate of Interest for each Interest of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

Period shall apply with effect from and including the first day of such Interest Period. The Rate of Interest for each Interest Period will, subject as provided below, be Compounded SOFR plus the Margin.

Subject to the Compounded SOFR Fallback Provisions below, for any Interest Period, “Compounded SOFR” will be calculated by the Calculation Agent on each Interest Determination Date as follows and the resulting percentage will be rounded, if necessary, to the fourth decimal place of a percentage point, 0.00005 being rounded upwards:

where:

“Interest Determination Date” means the date five U.S. Government Securities Business Days before each Specified Interest Payment Date.

“Observation Period” means, in respect of such Interest Period, the period from, and including, the date which is five U.S. Government Securities Business Days preceding the first date of such Interest Period to, but excluding, the date which is five U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, the Maturity Date).

“SOFR IndexStart” means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the first date of such Interest Period.

“SOFR IndexEnd” means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the Interest Payment Date relating to such Interest Period (or in the final Interest Period, the Maturity Date).

“dc” means the number of calendar days in the Observation Period relating to such Interest Period.

“SOFR Administrator” means the Federal Reserve Bank of New York (“NY Fed”) as administrator of the secured overnight financing rate (“SOFR”) (or a successor administrator of SOFR)

“SOFR Index” in relation to any U.S. Government Securities Business Day shall be the value published by the SOFR Administrator on its website (on or about 3:00 p.m. (New York Time) on such U.S. Government Securities Business Day (the “SOFR Index Determination Time”). Currently, the SOFR Administrator publishes the SOFR Index on its website at https://apps.newyorkfed.org/markets/autorates/sofr-avg-ind. In the event that the value originally published by the SOFR Administrator on or about 3:00 p.m. (New York Time) on any U.S. Government Securities Business Day is subsequently corrected and such corrected value is published by the SOFR

Administrator on the original date of publication, then such corrected value, instead of the value that was originally published, shall be deemed the SOFR Index as of the SOFR Index Determination Time in relation to such U.S. Government Securities Business Day.

“U.S. Government Securities Business Day” means any day, except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Compounded SOFR Fallback Provisions:

SOFR Index Unavailable:

If a SOFR IndexStart or SOFR IndexEnd is not published on the associated Interest Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR Index or SOFR, “Compounded SOFR” means, for the applicable Interest Period for which such index is not available, the rate of return on a daily compounded interest investment calculated by the Calculation Agent in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the SOFR Administrator’s website at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information. For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to “calculation period” shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180- calendar days” shall be removed. If the daily SOFR (“SOFRi”) does not so appear for any day, “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator’s website.

Effect of a Benchmark Transition Event:

If the Issuer determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of all determinations on such date and for all determinations on all subsequent dates.

In connection with the implementation of a Benchmark Replacement, the Issuer will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision or election that may be made by the Issuer pursuant to this section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

(1) will be conclusive and binding absent manifest error;

(2) will be made in the sole discretion of the Issuer; and

(3) notwithstanding anything to the contrary in the documentation relating to the Notes described herein, shall become effective without consent from the holders of the Notes or any other party.

“Benchmark” means, initially, SOFR Index; provided that if the Issuer determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR Index (or the published daily SOFR used in the calculation thereof) then “Benchmark” means the applicable Benchmark Replacement for the SOFR Index; and provided further that if the Issuer determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark (or the daily published component used in the calculation thereof), then “Benchmark” means the applicable Benchmark Replacement for the then-current Benchmark.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Issuer as of the Benchmark Replacement Date.

(1) the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3) the sum of: (a) the alternate rate of interest that has been selected by the Issuer as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment;

Provided that, if a Benchmark Replacement Date has occurred with regard to the daily published component used in the calculation of a Benchmark, but not with regard to the Benchmark itself, “Benchmark Replacement” means the references to the alternatives determined in accordance with clauses (1), (2) or (3) above for such daily published components.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Issuer as of the Benchmark Replacement Date:

(1) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Issuer giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark (or the daily published component used in the calculation thereof) with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the Issuer decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Issuer decides that adoption of any portion of such market practice is not administratively feasible or if the Issuer determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Issuer determines is reasonably necessary); provided that, for the avoidance of doubt, if a Benchmark Replacement Date has occurred with regard to the daily published component used in the calculation of a Benchmark, but not with regard to the Benchmark itself, “Benchmark Replacement Conforming Changes” shall also mean that the Issuer may calculate the Benchmark Replacement for such Benchmark in accordance with the formula for and method of calculating such Benchmark last in effect prior to Benchmark Replacement Date affecting such component, substituting the affected component with the relevant Benchmark Replacement for such component.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (or the daily published component used in the calculation thereof):

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the later of (x) the date of the public statement or publication of information referenced therein and (y) the first date on which such Benchmark (or such component) is no longer representative per such statement or publication.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (or the daily published component used in the calculation thereof):

(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing (A) that such Benchmark (or its component) is no longer, or as of a specified future date will no longer be, capable of being representative, or is non-representative, of the underlying market and economic reality that such Benchmark (or its component) is intended to measure as required by applicable law or regulation and as determined by the regulatory supervisor in accordance with applicable law or regulation and (B) that the intention of that statement or publication is to engage contractual triggers for fallbacks activated by pre-cessation announcements by such supervisor (howsoever described) in contracts.

“ISDA Definitions” means the 2021 ISDA Interest Rate Derivatives Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark (or the daily published component used in the calculation thereof).

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark (or the daily published component used in the calculation thereof) for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark (or the daily published component used in the calculation thereof) means (1) if the Benchmark is SOFR Index, the SOFR Index Determination Time, and (2) if the Benchmark is not SOFR Index, the time determined by the Issuer after giving effect to the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

PROVISIONS RELATING TO REDEMPTION

18.	Final Redemption Amount of each Note (Condition 6):	US$1,000 per minimum Specified Denomination

19.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

20.	Form of Notes (Condition 1(a)):	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date

21.	New Global Note / New Safekeeping Structure:	No

22.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

23.	Governing law (Condition 14):	New York

24.	Other final terms:	Not Applicable

DISTRIBUTION

25.	(i) If syndicated, names of Managers and underwriting commitments:	BMO Capital Markets Corp.:	US$408,334,000
		The Bank of Nova Scotia, London Branch:	US$408,333,000

		Wells Fargo Securities, LLC:	US$408,333,000

		CastleOak Securities, L.P.:	US$25,000,000

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

26.	If non-syndicated, name of Dealer:	Not Applicable

27.	Total commission and concession:	0.100 per cent. of the Aggregate Nominal Amount

28.	Additional selling restrictions:	Not Applicable

29.	UK MiFIR product governance / Retail investors, professional investors and ECPs target market:

Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)), professional clients (as defined in UK MiFIR) and retail clients (as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this Term 29, “manufacturer” means The Bank of Nova Scotia, London Branch.

IBRD does not fall under the scope of application of UK MiFIR. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

OPERATIONAL INFORMATION

30.	Legal Entity Identifier of the Issuer:	ZTMSNXROF84AHWJNKQ93

31.	ISIN Code:	US459058LD35

32.	Common Code:	277203294

33.	CUSIP:	459058LD3

34.	Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking, S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks

35.	Delivery:	Delivery versus payment

36.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on October 2, 2023.

SUPPLEMENTAL PROSPECTUS INFORMATION

The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

The Managers are represented by Sullivan & Cromwell LLP. From time to time Sullivan & Cromwell LLP performs legal services for IBRD.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

RISK FACTORS

The Prospectus and these Final Terms do not describe all of the risks and other ramifications of an investment in the Notes. An investment in the Notes entails significant risks not associated with an investment in a conventional fixed rate or floating rate debt security. Investors should consult their own financial and legal advisors about the risks associated with an investment in the Notes and the suitability of investing in the Notes in light of their particular circumstances, and possible scenarios for economic, interest rate and other factors that may affect their investment.

The Secured Overnight Financing Rate is a Relatively New Reference Rate and its Composition and Characteristics are Not the Same as LIBOR.

On June 22, 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified the Secured Overnight Financing Rate (“SOFR”) as the rate that, in the consensus view of the ARRC, represented best practice for use in certain new U.S. dollar derivatives and other financial contracts. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. treasury securities, and has been published by the Federal Reserve Bank of New York since April 2018. The Federal Reserve Bank of New York has also begun publishing historical indicative SOFR from 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.

The composition and characteristics of SOFR are not the same as those of LIBOR, and SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities (e.g., three months). As a result, there can be no assurance that SOFR (including Compounded SOFR) will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.

SOFR May be More Volatile Than Other Benchmark or Market Rates.

Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as USD LIBOR. Although changes in Compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Notes may fluctuate more than floating rate securities that are linked to less volatile rates. In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market. The Federal Reserve Bank of New York has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range. There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain. The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to investors in the Notes.

Any Failure of SOFR to Gain Market Acceptance Could Adversely Affect the Notes.

According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Notes and the price at which investors can sell the Notes in the secondary market.

In addition, if SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the Notes, the trading price of the Notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the Notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

The Rate of Interest on the Notes is Based on a Compounded SOFR Rate and the SOFR Index, which is Relatively New in the Marketplace.

For each Interest Period, the Rate of Interest on the Notes is based on Compounded SOFR, which is calculated using the SOFR Index published by the Federal Reserve Bank of New York according to the specific formula described under Term 17 (“Floating Rate Note Provisions”) of these Final Terms, not the SOFR rate published on or in respect of a particular date during such Interest Period or an arithmetic average of SOFR rates during such period. For this and other reasons, the Rate of Interest on the Notes during any Interest Period will not necessarily be the same as the Rate of Interest on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during an Interest Period is negative, its contribution to the SOFR Index will be less than one, resulting in a reduction to Compounded SOFR used to calculate the interest payable on the Notes on the Interest Payment Date for such Interest Period.

Limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. In addition, the Federal Reserve Bank of New York only began publishing the SOFR Index on March 2, 2020. Accordingly, the use of the SOFR Index or the specific formula for the Compounded SOFR rate used in the Notes may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the market value of the Notes.

Compounded SOFR with Respect to a Particular Interest Period Will Only be Capable of Being Determined Near the End of the Relevant Interest Period.

The level of Compounded SOFR applicable to a particular Interest Period and, therefore, the amount of interest payable with respect to such Interest Period will be determined on the Interest Determination Date for such Interest Period. Because each such date is near the end of such Interest Period, you will not know the amount of interest payable with respect to a particular Interest Period until shortly prior to the related Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such Interest Payment Date. In addition, some investors may be unwilling or unable to trade the Notes without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of the Notes.

The SOFR Index May be Modified or Discontinued and the Notes May Bear Interest by Reference to a Rate Other than Compounded SOFR, which Could Adversely Affect the Value of the Notes.

The SOFR Index is published by the Federal Reserve Bank of New York based on data received by it from sources other than the Issuer, and the Issuer has no control over its methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time. There can be no guarantee, particularly given its relatively recent introduction, that the SOFR Index will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which the SOFR Index is calculated, including the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the Notes and the trading prices of the Notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend the published SOFR Index or SOFR data in its sole discretion and without notice. The Rate of Interest for any Interest Period will not be adjusted for any modifications or amendments to the SOFR Index or SOFR data that the Federal Reserve Bank of New York may publish after the Rate of Interest for that Interest Period has been determined.

If the Issuer determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of the SOFR Index or SOFR itself, then the Rate of Interest on the Notes will no longer be determined by reference to the SOFR Index, but instead will be determined by reference to a different rate, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described under Term 17 (“Floating Rate Note Provisions”) of these Final Terms.

If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the

Relevant Governmental Body (such as the ARRC), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, the Issuer itself. In addition, the terms of the Notes expressly authorize the Issuer to make Benchmark Replacement Conforming Changes with respect to, among other things, changes to the definition of “Interest Period”, the timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the Rate of Interest on the Notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the Notes in connection with a Benchmark Transition Event, could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of Compounded SOFR, the Benchmark Replacement may not be the economic equivalent of Compounded SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as Compounded SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for Compounded SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell the Notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be predicted based on historical performance, (iv) the secondary trading market for Notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

The Calculation Agent Will Make Determinations with respect to the Notes, and the Issuer May Exercise Subjective Discretion with respect to Compounded SOFR or Replacements Thereof.

The Calculation Agent will make certain determinations with respect to the Notes as further described under Term 17 (“Floating Rate Note Provisions”) of these Final Terms, some of which determinations are in the Calculation Agent’s sole discretion. Any determination, decision or election pursuant to the benchmark replacement provisions will be made by the Issuer. Any of these determinations may adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes. Moreover, certain determinations to be made by the Issuer may require the exercise of discretion and the making of subjective judgments, such as with respect to Compounded SOFR or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. These potentially subjective determinations may adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Jong Woo Nam
Name: Jong Woo Nam
Title: Senior Financial Officer, World Bank Treasury

Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 101931 UNDER THE FACILITY

February 20, 2024

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned (the “Dealers”) agree to purchase from you (the “Bank”) the Bank’s US$1,250,000,000 SOFR Index-Linked Floating Rate Notes due February 23, 2027 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on February 23, 2024 (the “Settlement Date”) at an aggregate purchase price of US$1,248,750,000 (which is 99.90 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated September 24, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the Dealers understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to February 15, 2024, 4:16 p.m. London time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the Dealers that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the Dealers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the Dealers to purchase Notes hereunder is further subject to the receipt by the Dealers of a letter from Sullivan & Cromwell LLP addressed to the Dealers and giving the Dealers the full benefit of the existing validity opinion of such firm as of the date of such existing validity opinion.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to each of the Dealers that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1

The Bank agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. less the underwriting discount and commission of 0.100 per cent. of the aggregate nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Nominal Amount

BMO Capital Markets Corp.:	US$	408,334,000
The Bank of Nova Scotia, London Branch:	US$	408,333,000
Wells Fargo Securities, LLC:	US$	408,333,000
CastleOak Securities, L.P.:	US$	25,000,000

2

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/HGSI; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021081367 (IBRD WASH/ISSUER – CODE 2500).

3

The Bank hereby appoints each of the Dealers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Dealers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Dealers acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing each of the Dealers as a Dealer solely with respect to this issue of Notes, each of the Dealers hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealers hereby agree to pay the following expenses, if applicable:

(a)

all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes; and

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealers.

6

Each of the Dealers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Dealers which have arisen prior to such termination.

For purposes hereof, the notice details of the Dealers are as follows:

c/o BMO Capital Markets Corp.

151 West 42nd Street, Floor 9

New York, NY 10036

Attention: Sean Hayes / Debt Capital Markets Syndicate

Telephone: +1 212-702-1866

Email: USTMG@BMO.COM

7

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement or under any applicable law.

8

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Dealers who have not defaulted with respect to its respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which any non-defaulting Dealers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, the non-defaulting Dealer shall be entitled to terminate this Terms Agreement without any liability on the part of the non-defaulting Dealer. Nothing herein will relieve a defaulting Dealer from liability for its default.

9

The Dealers and the Bank acknowledge that the Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

10

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of UK Manufacturer under the UK MiFIR Product Governance Rules:

(a)

The Bank of Nova Scotia, London Branch (the “UK Manufacturer”) acknowledges that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and any other announcements in connection with the Notes; and

(b)

the other Dealers note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturer and the related information set out in the Final Terms and any other announcements in connection with the Notes.

For the purposes of this provision, the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

11	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

12	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.

By:	/s/ Sean M. Hayes
Name: Sean M. Hayes
Title: Managing Director

THE BANK OF NOVA SCOTIA, LONDON BRANCH

By:	/s/ James Walter
Name: James Walter
Title: Head of Legal, Europe

By:	/s/ Cesare Roselli
Name: Cesare Roselli
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Barbara Garafalo
Name: Barbara Garafalo
Title: Director

(TOGETHER, THE “JOINT LEAD MANAGERS”)

CASTLEOAK SECURITIES, L.P.

By:	/s/ Itai Benosh
Name: Itai Benosh
Title: Managing Director

(together with the Joint Lead Managers, the “Dealers”)

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Jong Woo Nam
Name: Jong Woo Nam
Authorized Officer